July 2, 2012

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	X-Factor Communications Holdings, Inc. Form 8-K Filed May 21, 2012 File No. 000-54341

Dear Ms. Jacobs:

This letter is in response to the comments contained in the Staff’s letter to X-Factor Communications Holdings, Inc. (the “Company”), dated June 18, 2012 (the “Comment Letter”), concerning the Form 8-K filed by the Company with the Securities and Exchange Commission on May 21, 2012. We have filed an amendment (the “Amendment”) to the Company’s Form 8-K concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment.

On behalf of the Company, the following are our responses to the Staff’s comments:

General

1.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startup Act, please disclose prominently in the Business section that you are an emerging growth company and revise your registration statement to:

•	Describe how and when a company may lose emerging growth company status;

•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

•
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide disclosure in an appropriate place in Business explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response:

The Company has amended its filing in response to the Staff’s comments.  Please see pages 3 and 20 of the Amendment.

Item 1.01 Entry into a Material Definitive Agreement

Agreement and Plan of Merger, page 3

2.
We note the following statement: “If, upon the final completion or termination of the Offering, the Company has raised gross proceeds less than $4,705,000, then after the final closing of the Offering, the Exchange Ratio shall be proportionately adjusted in favor of the former members of X-Factor.”  Please ensure that you explain in adequate detail the mechanics of adjusting the exchange ratio, in an appropriate place in the filing.

Response:

The Company has amended its filing in response to the Staff’s comments.  Please see page 3 of the Amendment.

Item 2.01 Completion of Acquisition or Disposition of Assets

Item 1. Description of Business

Strategic Partners and Business relationships, page 14

3.
Please provide support for, or revise, the statement that, “Cisco Systems, Inc., our other strategic partners and those with whom we have business relationships continue to expand the number and scale of the opportunities that we are working on together.”  We note in this regard your statement on page 22 that “starting in 2010 Cisco drastically reduced its purchases of X-Factor’s digital signage and advertising software and services,” and that Cisco accounted for none of your revenue in the first quarter of 2012.

Response:

The Company has amended its filing to revise and clarify the referenced statements.  Please see page 14 of the Amendment.

4.	Please also provide support and context for your statement that you have a “successful business relationship with Verizon.”

Response:

In response to the Staff’s comment, the Company has amended its filing to revise and clarify the referenced statement. Please see page 15 of the Amendment.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 18

5.
You state that, “The Company believes that the proceeds from future sales of its securities (see Note 19), if successful, and debt modifications, if successful, will provide sufficient equity to fund its operations for the next year.”  Please revise to state clearly whether your currently available and contractually committed capital resources are sufficient to fund planned operations for a period of not less than 12 months from the date of the filing.  If the currently available and contractually committed capital resources are not sufficient to fund planned operations for that 12-month period, state the deficiency in quantitative terms.

Response:

The Company has amended its filing to revise and clarify the referenced statements.  Please see page 18 of the Amendment.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 26

6.
Please disclose the individual or individuals who exercise the voting and dispositive powers with respect to your securities held by shareholders Wynston Hill Capital, GMG Partners, and Goldhill Associates.  For guidance, please see Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response:

The Company has amended its filing in response to the Staff’s comment.  Please see page 27 of the Amendment.

Item 3.02 Unregistered Sales of Equity Securities, page 38

7.
We note disclosure here and elsewhere in your filing regarding your on-going unregistered offering of common stock for a maximum offering amount of $5 million, the initial closing of which occurred on May 15, 2012 in connection with the closing of the reverse merger.  You indicate that the offering is being made in reliance on Section 4(2) of the Securities Act and Rule 506 or Regulation S, and we note that you filed a Form D on May 25, 2012 relating to an offering of equity for up to $5 million in reliance on Rule 506.

Please tell us which exemption(s) from registration or other theory you are relying on for the on-going portion of this unregistered offering.  In addition, explain to us how your disclosures in the Form 8-K relating to the offering, including on page F-25 where you disclose the name of your placement agent, are consistent with the exemption or theory upon which you are relying.  To the extent you are relying on Rule 506, explain to us how the investors are being solicited.

Response:

The Company is relying on the exemption from registration provided by Rule 506 with respect to the on-going portion of the offering, in that all participants of the offering will be “accredited investors” as such term is defined by Rule 501 of Regulation D and solicited without any form of general solicitation or general advertising. The Company’s disclosure of the placement agent’s name in the notes to the financial statements was inadvertent and the Company has revised the notes to the financial statements to remove the disclosure of the name of the placement agent.  As of the date of this letter, no additional sales have occurred since the date of the initial closing in connection with the offering.  All offering materials with respect to this offering have and will be distributed to investors that have a substantial pre-existing relationship with either the placement agent or the Company and its executive management. Some of the factors that the Company is relying on to determine whether a substantial pre-existing relationship is present include the following: (1) such relationship was established prior to the filing of the Company’s Form 8-K in which the name of the placement agent was disclosed; (2) in most, if not all cases, investors will have participated in a prior transaction in which the placement agent previously acted as placement agent, either with respect to X-Factor Communications, LLC or a different unrelated issuer; and (3) the investor has some other business or personal relationship with the placement agent or the Company or the management of the placement agent or the Company, as a result of which the placement agent and the Company have been satisfied that the investor has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment.

The Company may also rely on Regulation S with respect to sales to non-U.S. persons.  In such case, the solicitation would be the same as described above.

Pro Forma Consolidated Financial Statements

Note 3. Pro Forma Assumptions and Adjustments, page F-57

8.
Your disclosure that offering proceeds assumes the issuance of a minimum of $1,531,250 of ORSI’s common stock (including $295,000 paid by the controlling stockholders) does not clearly reconcile with the pro forma adjustments included in the pro forma balance sheet.  With a view toward revised disclosure, please explain to us in greater detail the determination of the adjustments and amounts related to the offering proceeds pro forma adjustments.  Refer to Rule 11-02(b)(6) of Regulation S-X.

Response:

In response to the Staff’s comment the Company has revised its disclosure to clarify and explain the determination of the adjustment and amounts related to the offering proceeds pro-forma adjustments.  Please see (f) and (g) of Note 3 on page F-57 of the pro forma statements.

9.
On page F-25 you disclose that “New X-Factor” will incur additional costs and professional fees associated with the reverse merger and such amounts will be expensed in 2012 and will be material.  On page 38 you disclose that you paid a $123,625 commission to the placement agent and issued 247,970 shares of the Company’s common stock to the placement agent in connection with the initial closing.  It is not clear whether the pro forma balance sheet adjustments for offering proceeds gives effect to commissions paid and shares issued to the placement agent.  To the extent that your expected transaction costs were not reflected in the historical balance sheets of either X-Factor or ORSI, or in the pro forma adjustments, please revise your pro forma balance sheet presentation to comply with Rule 11-02(b)(6) of Regulation S-X, which indicates that balance sheet adjustments giving effect to events that are directly attributable to the transaction and factually supportable should be included regardless of whether they have a continuing impact or are nonrecurring.

Response:

In response to the Staff’s comment, the Company has revised the pro forma balance sheets.  Please see page F-53 of the Amendment.

In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to Kevin Friedmann, Esq. of Richardson & Patel LLP at 212-561-5559 or by email to kfriedmann@richardsonpatel.com.

Sincerely,

X-FACTOR COMMUNICATIONS HOLDINGS, INC.

By: /s/ Charles Saracino__________
                                                                                       Charles Saracino
       Chief Executive Officer